SCHEDULE 13G

Amendment No. 5
EXFO Electro-Optical Engineering Incorporated
Common Stock
Cusip #302043104


Cusip #302043104
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	80,100
Item 6:	0
Item 7:	4,597,100
Item 8:	0
Item 9:	4,597,100
Item 11:	14.988%
Item 12:	    HC


Cusip #302043104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,597,100
Item 8:	0
Item 9:	4,597,100
Item 11:	14.988%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		EXFO Electro-Optical Engineering
Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		465 Godin Avenue
		Vanier, Quebec, Canada  G1M 2K2


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		302043104

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	4,597,100

	(b)	Percent of Class:	14.988%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	80,100

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	4,597,100

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of EXFO Electro-Optical
Engineering Incorporated. The interest of one person, Canadian Growth Company Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of EXFO Electro-Optical Engineering
Incorporated, amounted to 1,900,000 shares or 6.194% of the total outstanding Common Stock at December 31, 2005. The interest of one person, Ficl Canadian Asset Alloc-cad, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of EXFO
Electro-Optical Engineering Incorporated, amounted to
2,500,000 shares or 8.151% of the total outstanding Common
Stock at December 31, 2005.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/Eric D. Roiter
Signature

Eric D, Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,597,100 shares or 14.988% of the Common Stock outstanding of EXFO Electro-Optical Engineering Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment
Company Act of 1940.

	The ownership of one investment company, Canadian
Growth Company Fund, amounted to 1,900,000 shares or 6.194% of the Common Stock outstanding. Canadian Growth
Company Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Ficl
Canadian Asset Alloc-cad, amounted to 2,500,000 shares or 8.151% of the Common Stock outstanding. Ficl Canadian
Asset Alloc-cad has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 4,597,100 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2006, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of EXFO Electro-Optical Engineering
Incorporated at December 31, 2005.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Canadian Growth Company Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary

	Canadian Growth Company Fund

	By   /s/John H. Costello
	John H. Costello
	Fidelity Investments Canada Limited, as
	trustee of  Canadian Growth Company Fund

	Ficl Canadian Asset Alloc-cad

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary

	Ficl Canadian Asset Alloc-cad

	By   /s/John H. Costello
	John H. Costello
	Fidelity Investments Canada Limited, as
	trustee of  Ficl Canadian Asset Alloc-cad